FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2004


                            NAM TAI ELECTRONICS, INC.
                            (Name of the Registrant)

                                 116 Main Street
                                    3rd Floor
                               Road Town, Tortola
                             British Virgin Islands
                    (Address of Principal Executive Offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F X       Form 40-F
                                 ---               ---

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes         No X
                                   ---        ---

Nam Tai Electronics, Inc. (the "Company") is furnishing under the cover of Form 6-K:

Exhibit 99.1: a press release dated April 5, 2004, announcing the Company's plans to increase its shareholding in Huizhou TCL Mobile Communications from 3.033% to 9%.

                                   SIGNATURES


              Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Nam Tai Electronics, Inc.



Date: April 7, 2004                           By:     /s/ M. K. Koo
                                                  ----------------------------
                                              Name:  M. K. Koo
                                              Title: Chief Financial Officer